LEVEL20 INC.
228 Hamilton Avenue, 3rd Flor
Palo Alto, CA 94301

March 18, 2013

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Matthew Crispino

Re:	Level20 Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed February 21, 2013 File No. 333-185669

Dear Mr. Crispino:

I write on behalf of Level 20 Inc. (the “Company”) in response to Staff’s letter of March 8, 2013, by Matthew Crispino, Staff Attorney, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed December 24, 2012, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

SUMMARY

THE COMPANY, PAGE 5

1. WE REFER TO PRIOR COMMENT 4. YOU CONTINUE TO STATE IN THE BUSINESS SECTION THAT YOU ARE “SERVICING [Y]OUR CLIENTS ON A ONE-ON-ONE RELATIONSHIP.” REVISE YOUR DOCUMENT THROUGHOUT TO CLEARLY INDICATE WHETHER YOU CURRENTLY HAVE ANY ACTIVE CLIENTS.

In response to this comment, the Company clarified throughout the Prospectus that it currently does not have any active clients.

2. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 5. PLEASE TELL US IF THE MODIFICATIONS TO YOUR WEBSITE ARE COMPLETE OR, IF NOT, WHEN YOU EXPECT THEM TO BE COMPLETED. ALSO, WE NOTE THE REFERENCE IN THE “OUR RESULTS” SECTION OF YOUR WEBSITE TO A MULTINATIONAL COMPANY IN THE FOOD AND BEVERAGE INDUSTRY THAT RECENTLY CONDUCTED A MARKETING PROMOTION. IN YOUR RESPONSE LETTER, PLEASE TELL US THE NAME OF THE COMPANY TO WHICH YOU ARE REFERRING AND THE DATE OF THE CAMPAIGN.

In response to this comment, the Company revised its disclosures to indicate that modifications are being undertaken to its website and expects those modifications to be completed in the next 30 to 60 days.

This reference was pulled from the previous company’s website, raptify.com. The comment there is in reference to an internal contest initiative that Molson Coors Brewing Company completed, not a Raptify campaign. It cost them 10M to distribute nationally and produced 10,000 subscribers. In response to this Molson Coors Brewing Company signed a letter of intent with Raptify and its previous President Russell Krywolt. He did not complete this campaign.

3. WE REFER TO PRIOR COMMENT 6. WHILE YOU HAVE REVISED YOUR DOCUMENT TO STATE THAT YOU CURRENTLY HOLD “PATENT PENDING STATUS” FOR THE ACQUIRED ASSETS, YOU CONTINUE TO DESCRIBE YOUR PRODUCT AS A “PATENTED” SOLUTION AND A “PATENTED” METHOD OF CONTEST DISTRIBUTION. PLEASE REVISE OR ADVISE.

In response to this comment, the Company revised its disclosures to state “patent-pending” throughout.

RISK FACTORS

RISKS ASSOCIATED WITH OUR BUSINESS MODEL

“BECAUSE OF PRESSURES FROM COMPETITORS WITH MORE RESOURCES, WE MAY FAIL TO IMPLEMENT OUR BUSINESS STRATEGY PROFITABLY,” PAGE 8

4. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 11. GIVEN THAT YOU HAVE NO EVIDENCE THAT GOOGLE, GROUPON OR FACEBOOK ARE ENTERING THE MARKET FOR YOUR PRODUCT AND NO EVIDENCE THAT THESE COMPANIES MAY DECIDE TO ENTER THIS MARKET BASED ON YOUR SUCCESS, PLEASE REMOVE REFERENCES TO GOOGLE, GROUPON AND FACEBOOK FROM THIS RISK FACTOR OR ADVISE.

In response to this comment, the Company removed references to Google, Groupon and Facebook from the risk factor as suggested.

USE OF PROCEEDS, PAGE 17

5.  WE REFER TO PRIOR COMMENT 13. PLEASE REVISE YOUR DISCLOSURE IN THIS SECTION AND THROUGHOUT YOUR PROSPECTUS SO THAT YOUR “NET PROCEEDS” FROM THIS OFFERING EQUAL YOUR GROSS PROCEEDS MINUS THE EXPENSES OF THE OFFERING.

In response to this comment, the Company revised its disclosures through the prospectus so that its net proceeds from this offering equals its gross proceeds minus offering expenses.

NOTES TO FINANCIAL STATEMENTS

NOTE 9. SUBSEQUENT EVENTS, PAGE 40

6. REVISE TO DISCLOSE THE DATE THROUGH WHICH SUBSEQUENT EVENTS WERE EVALUATED AND WHETHER THAT DATE IS THE DATE THE FINANCIAL STATEMENTS WERE ISSUED OR THE DATE THE FINANCIAL STATEMENTS WERE AVAILABLE TO BE ISSUED. SEE ASC 855-10-50-1.

In response to this comment, the Company has revised its disclosure to include the following:

In accordance with ASC 855, management evaluated all activity of the Company through the issue date of the financial statements and concluded that no other subsequent events have occurred that would require recognition or disclosure in the financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OUR PLAN FOR THE NEXT 12 MONTHS, PAGE 41

7. YOU INDICATE THAT THAT YOU HOPE TO RAISE FROM THIS OFFERING THE FIRST $100,000 NECESSARY TO MEET YOUR CAPITAL REQUIREMENTS OVER THE NEXT TWELVE MONTHS. PLEASE REVISE SO THAT YOU REFER TO THE NET PROCEEDS YOU WILL RECEIVE FROM THIS OFFERING.

In response to this comment, the Company revised the disclosure to refer to net proceeds of approximately $85,000.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 42

8. WHEN DESCRIBING ANY “REMAINING SHORTFALL” IN THE CASH NEEDED TO OPERATE YOUR BUSINESS FOR THE NEXT TWELVE MONTHS, BE SURE THAT YOU REFER TO THE NET PROCEEDS THAT YOU WILL RECEIVE FROM THIS OFFERING AS OPPOSED TO THE GROSS PROCEEDS.

In response to this comment, the Company revised the disclosure to refer to net proceeds of approximately $85,000.

DIRECTORS AND EXECUTIVE OFFICERS, PAGE 44

9. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 21. PLEASE CLARIFY WHETHER MR. DANARD IS CURRENTLY INVOLVED IN ANY OTHER BUSINESSES. IF SO, DISCLOSE THE MINIMUM AMOUNT OF TIME PER WEEK THAT HE DEVOTES TO THE BUSINESS OF THE COMPANY. IF HE WORKS LESS THAN FULL TIME FOR THE COMPANY, PLEASE INCLUDE A RISK FACTOR INDICATING THE AMOUNT OF TIME THAT HE DEDICATES TO THE COMPANY AND DISCUSS ANY RELATED MATERIAL RISKS TO THE COMPANY AND INVESTORS. ALSO, PLEASE ADDRESS IN THE RISK FACTOR WHETHER HIS OUTSIDE EMPLOYMENT CREATES A MATERIAL RISK OF CONFLICTS OF INTEREST WITH THE COMPANY AND, IF SO, HOW SUCH CONFLICTS WILL BE RESOLVED.

In response to this comment, Robert Danard is a Director of Cana Venture Capital, a capital pool corporation listed on the Toronto venture exchange. Two hours a month is allocated to board meetings, he will be resigning from the board after the major transaction is approved. Mr. Danard sits as an active partner of Engageia Inc. a privately held Digital Advertising agency. It currently has taken no new clients and is simply maintenance of the corporation and brand. An hour per month is allocated to this activity. Robert Danard is currently under contract with Cortex Business Solutions as a Senior Enterprise Sales Associate, selling software to the Oil and Gas executive suite. A hundred percent of his time is divided between this activity and Level20. He will be resigning from Cortex Business Solutions permanently upon approval of the registration statement.

There are no material risks of conflict of interests or material risks to the Company and investors.

10. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 22. TELL US SUPPLEMENTALLY WHETHER THE NUMBER OF DIRECTORS ON YOUR BOARD AS REPORTED IN YOUR REGISTRATION STATEMENT IS ACCURATE. TO THE EXTENT THE NUMBER OF DIRECTORS REPORTED IS NOT ACCURATE, REVISE TO DISCLOSE THE CORRECT NUMBER OF DIRECTORS ON YOUR BOARD.

In response to this comment, the Company currently has one director, Mr. Rob Danard.  The Company has no other directors.

Sincerely,

Rob Danard

LEVEL20 INC.
228 Hamilton Avenue, 3rd Flor
Palo Alto, CA 94301

March 18, 2013

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Matthew Crispino

Re:	Level20 Inc.
Registration Statement on Form S-1 Filed December 24, 2012 File No. 333-185669

Dear Mr. Crispino:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated January 18, 2013 by Matthew Crispino, Staff Attorney, of the United States Securities and Exchange Commission (the “Commission”), this correspondence shall serve as acknowledgment by the Company of the following:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Level 20 Inc.

By:	Rob Danard
Chief Executive Officer